SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 26, 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
CORPORATE TAXPAYER REGISTRATION 02.570.688/0001 -70
BOARD OF TRADE 53.3.0000581 -8
PUBLICLY HELD COMPANY

Minutes of the Board of Directors’ Meeting,
Held on September 26, 2006

Date, Time and Place:

On the 26th of September, 2006, at 10:00 a.m., in Brasil Telecom Participações S.A.’s (“BTP” or “Company”) headquarters, in the city of Brasília, Federal District, at SIA SUL – ASP, Lote D, Bloco B.

Summons:

Summons made in compliance with article 26, sole paragraph of the Company’s bylaws, according to letter signed by the Board of Directors’ Chairman, Mr. Sergio Spinelli Silva Junior (Doc. 01).

Presence:

The following effective members of the Company’s Board of Directors: Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Surányi, José Luiz Rodrigues, Ricardo Ferraz Torres and Lênin Florentino de Faria. Also present were Mr. Ricardo Knoepfelmacher and Mr. Charles Laganá Putz.

Meeting’s Board:

President: Sergio Spinelli Silva Junior
Secretary: Hiram Bandeira Pagano Filho

Day’s Agenda:

1.	Election of the Company’s Senior Management;
2.	Comments on the Company’s monthly results; and
3.	Discussion regarding the long term scenario in telecom business.

Resolutions:

Initially, the Board of Directors approved unanimously that these Minutes of this Board of Directors’ Meeting be drafted in summarized form, in compliance to the provisions of art. 130, 1st paragraph, of Law 6,404/76, being authorized the submission of disagreements and manifestations, which shall be received by the Meeting’s board and filed at the Company’s headquarters.

Following, the president of the Board registered the receipt of the vote instructions from BTP’s previous Shareholders’ Meeting, held on September 25, 2006 (Doc. 02), which is filed at the Company’s headquarters. It was informed to all present that the vote instructions abovementioned links BTP’s Board of Directors’ members, appointed based in Invitel S.A.’s Shareholders Agreement, celebrated on October 30, 1998, regarding item 1 of the Day’s Agenda.

Following preliminary clarifications, the President of the Board put to the vote item 1 of the Day’s Agenda, the reelection of the Company’s Senior Management appointed below for a term of 3 (three) years, which was approved unanimously:

  Ricardo Knoepfelmacher, Brazilian, divorced, economist, bearer of the identity card number 674,856, issued by SSP/DF and registered under CPF/MF number 351,080,021-49, residing in the city of Brasília, Federal District, at SIA SUL, ASP, Lote D, Bloco B, for the position of Chief Executive Officer.
  Luiz Francisco Tenório Perrone, Brazilian, married, engineer, bearer of the identity card number 003,259,885-9, issued by IFP/RJ and registered under CPF/MF number 008,719,406-63, residing in the city of Brasília, Federal District, at SIA SUL, ASP, Lote D, Bloco B, for the position of Human Resources Officer.
  Francisco Aurélio Sampaio Santiago, Brazilian, married, engineer, bearer of the identity card number 244,543, issued by SSP/SE and registered under CPF/MF number 145,053,631-04, residing in the city of Brasília, Federal District, at SIA SUL, ASP, Lote D, Bloco B, for the position of Chief Operating Officer.
  Charles Laganá Putz, Brazilian, married, business administrator, bearer of the identity card number 6,640,582-8, issued by SSP/SP and registered under CPF/MF number 039,085,418-24, residing in the city of Brasília, Federal District, at SIA SUL, ASP, Lote D, Bloco B, for the position of Chief Financial Officer and accumulating the function of Investor Relations Officer.

In compliance with law 6,404/76 and Brazilian Securities and Exchange Commission – CVM Instruction 367/2002, the president of the Board registered the receipt of the résumés and declarations of the Officers here appointed, which are filed in the Company’s headquarters (Docs. 3, 4, 5 and 6)

Regarding item 2 of the Day’s Agenda, a presentation on the Company’s monthly results was made by Mr. Charles Laganá Putz, which is filed at the Company’s headquarters (Doc. 7).

Following, in item 3 of the Day’s Agenda, a presentation regarding the long term scenario for the telecom business was made by Mr. Ricardo Knoepfelmacher and Mr. Charles Laganá Putz, which is filed in the Company’s headquarters (Doc. 8)

Finally, the Board members demonstrated their appreciation for the presentations made by Mr. Ricardo Knoepfelmacher, Mr. Charles Laganá Putz and their team.

Closing:

With nothing further to be discussed, the meeting was closed and these Minutes were drafted and, once read were approved by the shareholders present.

Brasília, September 26, 2006.

Sergio Spinelli Silva Junior	Hiram Bandeira Pagano Filho
President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer